Filing under Rule 425 under the U.S. Securities Act of 1933
Filing by: Nippon Mining Holdings, Inc.
Subject Companies: Nippon Oil Corporation and
Nippon Mining Holdings, Inc.
Commission File Number: 132-02665
Dated October 30, 2009

October 30, 2009

To whom it may concern:

Nippon Oil Corporation

Nippon Mining Holdings, Inc.

Notification with Respect to the Execution of a Business Integration Agreement
between Nippon Oil Corporation and Nippon Mining Holdings, Inc.
and the Preparation of a Share Transfer Plan

Nippon Oil Corporation (“Nippon Oil,” Head Office: Nishi-Shimbashi 1-chome, Minato-ku, Tokyo; President: Shinji Nishio) and Nippon Mining Holdings, Inc. (“Nippon Mining,” Head Office: Toranomon 2-chome, Minato-ku, Tokyo; President: Mitsunori Takahagi) entered into the “Memorandum for a Basic Agreement Concerning the Business Integration” on December 4, 2008, and have been holding discussions working towards the business integration of the Nippon Oil group and the Nippon Mining group (collectively, the “Companies”).

Nippon Oil and Nippon Mining have reached the final agreement with respect to the incorporation of a holding company (the “Holding Company”) through a share transfer (the “Share Transfer”) and the integration of businesses of the Companies under the Holding Company.  Accordingly, as of today, pursuant to the resolutions of the respective meetings of the board of directors, Nippon Oil and Nippon Mining have entered into a business integration agreement (the “Business Integration Agreement”) and have prepared a share transfer plan for the incorporation of the Holding Company (the “Share Transfer Plan”).  In connection with the foregoing, the Companies would like to provide notice of the following.

The business integration is subject to the approval at the general meetings of shareholders of both companies, the approval of the relevant governmental authorities and other conditions.

I.	Objectives and Basic Concept of the Business Integration

1.	Objectives of the Business Integration

In order to anticipate future structural changes in the business environment for each of the energy, resources and materials industries, and to be successful amidst intensifying competition, the Companies will conduct a business integration for the purpose of further strengthening their management base and progressing under a new management philosophy, consequently leading to a stable and efficient supply of energy, resources and materials domestically and internationally.

2.	Basic Concept of the Business Integration

(1)
The Companies will, on an equal footing, fully integrate their management functions across all their business operations by combining the management resources of the Companies and utilizing their combined strength to the fullest extent possible.  The Companies aim to become one of the world’s leading integrated energy, resources and materials groups, operating in the areas of petroleum refining and marketing, oil and natural gas exploration and production, and metals.

(2)
The integrated group (the “Integrated Group”) will develop and pursue aggressive strategies for global growth, with efforts focused on maximizing corporate value by allocating management resources to operations offering the highest profitability under the concept of “Best Practices.”

(3)
The Integrated Group will undertake comprehensive restructuring at an early stage with respect to its petroleum refining and marketing sector, which would not have been possible without the business integration.

II.	Method and Schedule of the Business Integration

1．	Method of the Business Integration

(1)	Holding Company

Nippon Oil and Nippon Mining will establish the Holding Company by jointly conducting a Share Transfer, and subsequently integrating, restructuring and reorganizing all businesses of the Companies under the Holding Company.

(2)	Core Business Companies

The Holding Company will own the following three core business companies as direct subsidiaries:

a.	Petroleum Refining and Marketing Business Company

The petroleum refining and marketing business company will be established through the merger of Nippon Oil, Nippon Petroleum Refining Co., Ltd. (currently, a wholly-owned subsidiary of Nippon Oil) and Japan Energy Corporation (currently, a wholly-owned subsidiary of Nippon Mining).  The petroleum refining and marketing business company will, through a corporate split, transfer its subsidiaries’ management functions which will be conducted by the Holding Company to the Holding Company and its oil and natural gas exploration and production business to the oil and natural gas exploration and production business company.

b.	Oil and Natural Gas Exploration and Production Business Company

The oil and natural gas exploration and production business company will be established through the merger of Nippon Oil Exploration Limited (currently, a wholly-owned subsidiary of Nippon Oil) and Japan Energy Development Co., Ltd. (currently, a wholly-owned subsidiary of Japan Energy Corporation).  The oil and natural gas exploration and production business company will, through a corporate split, inherit the oil and natural gas exploration and production business from the petroleum refining and marketing business company.

c.	Metals Business Company

The metals business company will be established through the merger of Nippon Mining and Nippon Mining & Metals Co., Ltd. (currently, a wholly-owned subsidiary of Nippon Mining).  The metals business company will, through a corporate split, transfer its subsidiaries’ management functions, which will be conducted by the Holding Company, to the Holding Company.

(3)	Other Group Companies

a.
Group companies which belong to one of the core business areas of the Holding Company, which are the petroleum refining and marketing business, oil and natural gas exploration and production business, or metals business, will be subsidiaries of such core business companies.

b.
Listed subsidiaries, common functional companies (companies which support common functions among the group companies) and independent business companies will be direct subsidiaries of the Holding Company.

c.	Companies and organizations of the Companies which conduct the same business, functions or administrative work will be, in principle, integrated as one entity.

(4)	Inheritance of Assets and Liabilities by the Holding Company

Nippon Oil and Nippon Mining will, in principle, transfer their respective assets and liabilities which relate to the operation of whole Integrated Group to the Holding Company.

 【Illustration of the Process Until the Establishment of the Core Business Companies】

【As of October 30, 2009】

Nippon Oil Corporation
Nippon Petroleum Refining Co., Ltd.
Nippon Oil Exploration Limited
Nippon Mining Holdings, Inc.
Japan Energy Corporation
Nippon Mining & Metals Co., Ltd.

【As of April 1, 2010 (scheduled)】

Holding Company
Nippon Oil Corporation
Nippon Petroleum Refining Co., Ltd.
Nippon Oil Exploration Limited
Nippon Mining Holdings, Inc.
Japan Energy Corporation
Nippon Mining & Metals Co., Ltd.

【As of July 1, 2010 (scheduled)】

All the businesses of the Companies shall be integrated, restructured and reorganized under the Holding Company.

Holding Company
Petroleum Refining and Marketing Business Company
Oil and Natural Gas Exploration and Production Business Company
Metals Business Company
Listed subsidiaries
Common function companies
Independent business companies

2.	The Exchange Ratio

(1)	Basis of Allotment in the Share Transfer (Exchange Ratio)

Name	Nippon Oil	Nippon Mining
Exchange Ratio	1.07	1.00

(Note 1)
1.07 shares of the common stock of the Holding Company will be allocated and delivered per share of common stock of Nippon Oil, and 1.00 shares of the common stock of the Holding Company will be allocated and delivered per share of common stock of Nippon Mining.  If fractional shares constituting less than one unit of shares of the Holding Company’s common stock would be delivered to shareholders of Nippon Oil, the Holding Company will pay cash to such shareholders based on such fractional shares pursuant to the provisions of Article 234 of the Companies Act and other relevant laws and regulations.  However, the above-mentioned exchange ratio may be altered upon mutual agreement by the Companies if any material change occurs in the circumstances regarding the operation, asset or debt situation of Nippon Oil or Nippon Mining.

The number of Holding Company shares constituting one unit will be 100 shares.

(Note 2)	Number of Shares to be Issued by the Holding Company (scheduled): Common stock 2,495,485,929 shares

The above number of shares to be issued by the Holding Company has been calculated based on the total number of issued and outstanding shares of the Companies as of March 31, 2009.  The actual number of shares to be issued by the Holding Company may change.

(2)	Basis of Calculation of Allotment in the Share Transfer

a.	Basis of Calculation of Allotment

In order to support the fairness of the calculation of the exchange ratio, Nippon Oil requested Mizuho Securities Co., Ltd. (“Mizuho Securities”), JPMorgan Securities Japan Co., Ltd. (“J.P. Morgan”), and Nomura Securities Co., Ltd. (“Nomura Securities”) to perform financial analyses with respect to the exchange ratio.

In order to support its efforts to ensure the fairness of the calculation of the exchange ratio, Nippon Mining primarily requested UBS Securities Japan Ltd (“UBS”), as well as Merrill Lynch Japan Securities Co., Ltd. (“BofA Merrill Lynch”), and Daiwa Securities SMBC Co., Ltd. (“Daiwa SMBC”) to perform financial analyses relating to the exchange ratio.

Please refer to “Exhibit 1” for information regarding the analyses of the exchange ratio.

b.	Background of Calculation

Nippon Oil referred to the analyses of the exchange ratio rendered by Mizuho Securities, J.P. Morgan and Nomura Securities in its consideration of the exchange ratio, and Nippon Mining referred to the analyses of the exchange ratio rendered by UBS, BofA Merrill Lynch and Daiwa SMBC in its consideration of the exchange ratio.  The comprehensive considerations the Companies conducted in respect of the exchange ratio included such factors as the financial and asset conditions of each company and their future forecasts.  As a result of thorough negotiations and discussions concerning the exchange ratio, Nippon Oil and Nippon Mining reached the conclusion that the exchange ratio set forth above is appropriate and formally agreed upon and resolved to apply such exchange ratio in the share transfer on October 30, 2009.

Nippon Oil received separate opinions dated October 29, 2009 from J.P. Morgan and Nomura Securities, and a separate opinion dated October 30, 2009 from Mizuho Securities,

to the effect that, subject to the conditions in “Exhibit 1” and certain other conditions, the agreed-upon exchange ratio was fair, from a financial point of view, to the common stock shareholders of Nippon Oil.

Nippon Mining received separate opinions, each dated October 30, 2009, from UBS, BofA Merrill Lynch and Daiwa SMBC to the effect that, subject to the conditions in “Exhibit 1” and certain other conditions, the agreed-upon exchange ratio was fair, from a financial point of view, to the common stock shareholders of Nippon Mining.

c.	Relationship with the Financial Advisors

None of the financial advisors to Nippon Oil (Mizuho Securities, J.P. Morgan or Nomura Securities) and none of the financial advisors to Nippon Mining (UBS, BofA Merrill Lynch or Daiwa SMBC) is a related party of Nippon Oil or Nippon Mining, respectively, and does not have any significant conflict of interests that should be mentioned with respect to this organizational restructuring.

3.	Schedule of the Business Integration

October 30, 2009 (today)	Meetings of the board of directors to approve the Business Integration Agreement and the preparation of the Share Transfer Plan (the Companies)
October 30, 2009 (today)	Conclusion of the Business Integration Agreement and the preparation of the Share Transfer Plan (the Companies)
October 31, 2009 (scheduled)	Public notice of record date for the extraordinary meetings of shareholders (the Companies)
November 15, 2009 (scheduled)	Record date for the extraordinary meetings of shareholders (the Companies)
January 27, 2010 (scheduled)	Extraordinary meetings of shareholders regarding the approval of the Share Transfer Plan (the Companies)
March 29, 2010 (scheduled)	Delisting of shares from stock exchanges (the Companies)
April 1, 2010 (scheduled)	Incorporation and registration of the Holding Company (Effective date of the Share Transfer)
April 1, 2010 (scheduled)	Listing of shares of the Holding Company
July 1, 2010 (scheduled)	Incorporation of core business companies

(Note)	If the necessity arises in the course of business integration or other circumstances, changes to the schedule may be made upon consultation between the Companies.

4.	Treatment of Stock Acquisition Rights and Bonds with Stock Acquisition Rights issued by Companies which will Become Wholly-Owned Subsidiaries

In the Share Transfer, the Holding Company will not deliver stock acquisition rights to holders of the stock acquisition rights issued by Nippon Mining (stock option scheme as stock-linked compensation plan) in exchange for such stock acquisition rights of Nippon Mining.  Nippon Mining plans to extinguish all its stock acquisition rights between the period after the conclusion of the Business Integration Agreement and by the day of establishment of the Holding Company.

Nippon Oil has not issued any stock acquisition rights or bonds with stock acquisition rights.  In addition, Nippon Mining has not issued any bonds with stock acquisition rights.

5.	Matters Concerning Application for Listing of the Holding Company

Nippon Oil and Nippon Mining expect to apply to list the shares of the newly-established Holding Company on the Tokyo Stock Exchange, the Osaka Securities Exchange and the Nagoya Stock Exchange.  Shares of the Holding Company are expected to be listed on April 1, 2010.  As a result of the Share Transfer, shares of Nippon Oil are scheduled to be delisted from the Tokyo Stock Exchange, the Osaka Securities Exchange, the Nagoya Stock Exchange, the Sapporo Stock Exchange, and the Fukuoka Stock Exchange on March 29, 2010, and shares of Nippon Mining are scheduled to be delisted from the Tokyo Stock Exchange, the Osaka Securities Exchange and the Nagoya Stock Exchange on March 29, 2010.

III.	Outline of the Business Integration

1．	Name of the Integrated Group, and Trade Names and Location of Head Offices of the Holding Company and the Core Business Companies

(1)	Name of the Integrated Group, and Trade Names of the Holding Company and the Core Business Companies

Integrated Group	JX Group (In English: JX Group)
Holding Company	JX Holdings Kabushiki Kaisha (In English: JX Holdings, Inc.)
Petroleum Refining and Marketing Business Company	JX Nikko Nisseki Energy Kabushiki Kaisha (In English: JX Nippon Oil & Energy Corporation)
Oil and Natural Gas Exploration and Production Business Company	JX Nikko Nisseki Kaihatsu Kabushiki Kaisha (In English: JX Nippon Oil & Gas Exploration Corporation)
Metals Business Company	JX Nikko Nisseki Kinzoku Kabushiki Kaisha (In English: JX Nippon Mining & Metals Corporation)

(Note 1)
“JX” is a name which represents the basic philosophy of the Integrated Group.  “J” represents a Japanese and world leading “integrated energy, resources and materials group,” and “X” represents challenges of the unknown, growth and development for the future, and creativity and innovation, among others.

“JX” is pronounced “Jay-Ex”.

(Note 2)	Logo and trade mark of the Holding Company and the core business companies will be announced upon determination.

(2)	Location of Head Offices of the Holding Company and the Core Business Companies

The address of the head offices of the Holding Company and the core business companies shall be “6-3, Otemachi 2-chome, Chiyoda-ku, Tokyo”.

2.	Structure of Executive Officers of the Holding Company and the Core Business Companies

(1)	Directors and Corporate Auditors of the Holding Company (as of April 1, 2010 (Scheduled))

Post	Name	Current Post
Representative Director and Chairman of the Board	Shinji Nishio	Representative Director and President, President and Executive Officer, Nippon Oil Corporation

Representative Director and President, President and Executive Officer	Mitsunori Takahagi	President and Chief Executive Officer, Nippon Mining Holdings, Inc.
Director, Executive Vice President	Shigeo Hirai	Director, Senior Vice President, Executive Director of the Corporate Management Division I, Nippon Oil Corporation
Director, Senior Executive Officer	Kiyonobu Sugiuchi	Managing Director, In charge of finance, Finance Group, In charge of management and IR, Planning & Management Group, In charge of Internal Control Promotion Department, Nippon Mining Holdings, Inc.
Director, Managing Executive Officer	Yukio Yamagata	Director, Senior Vice President, Executive Director of the Corporate Management Division II, Nippon Oil Corporation
Director, Managing Executive Officer	Kazuo Kagami	Director, In charge of general affairs, General Administration Group, Nippon Mining Holdings, Inc. Secretary-General, Nippon Mining Management College
Director, Managing Executive Officer	Ichiro Uchijima	Executive Corporate Officer, In supervision of Corporate Planning Department, In supervision of Finance & Control Department, Japan Energy Corporation
Director, Managing Executive Officer	Junichi Kawada	Executive Officer, General Manager of the General Administration Department Nippon Oil Corporation
Director (Part-time) [President, JX Nippon Oil & Energy Corporation]	Yasushi Kimura	Director, Senior Vice President, Executive Director of Energy Solution Division, Nippon Oil Corporation
Director (Part-time), [Executive Vice President, JX Nippon Oil & Energy Corporation]	Isao Matsushita	Director (Part-time), Nippon Mining Holdings, Inc. President and Chief Executive Officer, Japan Energy Corporation
Director (Part-time), [President, JX Nippon Oil & Gas Exploration Corporation]	Makoto Koseki	Director (Part-time), Nippon Oil Corporation Representative Director and President, Nippon Oil Exploration Limited
Director (Part-time), [President, JX Nippon Mining & Metals Corporation]	Masanori Okada	Director (Part-time), Nippon Mining Holdings, Inc. President and Chief Executive Officer, Nippon Mining & Metals Co., Ltd.

Outside Director	Etsuhiko Shoyama	Outside Director, Nippon Mining Holdings, Inc. Advisor, Hitachi, Ltd.
Outside Director	Juichi Takamura	Outside Director, Nippon Mining Holdings, Inc. Professor Emeritus, Musashino University
Outside Director	Masahiro Sakata	Outside Corporate Auditor, Nippon Oil Corporation Attorney-at-law Former Director-General of Cabinet Legislation Bureau
Outside Director	Hiroshi Komiyama	Outside Director, Nippon Oil Corporation Chairman, Mitsubishi Research Institute, Inc. Former President of the University of Tokyo
Standing Corporate Auditor	Fumio Ito	Managing Director, In charge of audit, Auditing Group, In charge of legal affairs, General Administration Group, In charge of Internal Control Promotion Department, Nippon Mining Holdings, Inc.
Standing Corporate Auditor	Hideo Tabuchi	Standing Corporate Auditor, Nippon Oil Corporation
Outside Corporate Auditor	Masao Fujii	Outside Corporate Auditor, Nippon Oil Corporation Attorney-at-law Former Judge of the Supreme Court
Outside Corporate Auditor	Hidehiko Haru	Outside Corporate Auditor, Nippon Oil Corporation Former member of the deliberation committee of Policy Board of the Bank of Japan
Outside Corporate Auditor	Hiroyasu Watanabe	Outside Corporate Auditor, Nippon Mining Holdings, Inc. Professor, Graduate School of Finance, Accounting and Law, Waseda University

Outside Corporate Auditor	Mitsudo Urano	Outside Corporate Auditor, Nippon Mining Holdings, Inc. Representative Director and Chairman, Nichirei Corporation

(Note)	4 of the 16 directors are outside directors. 4 of the 6 corporate auditors are outside corporate auditors.

(2)	Advisors of the Holding Company (as of April 1, 2010 (Scheduled))

Post	Name	Current Post
Advisor	Fumiaki Watari	Representative Director, Chairman of the Board, Nippon Oil Corporation
Advisor	Yasuyuki Shimizu	Chairman and Representative Director, Nippon Mining Holdings, Inc.

(3)	Representative Directors and Presidents of the Core Business Companies (as of July 1, 2010 (Scheduled))

Post	Name	Current Post
Representative Director and President, JX Nippon Oil & Energy Corporation	Yasushi Kimura	Director, Senior Vice President, Executive Director of the Energy Solution Division, Nippon Oil Corporation
Representative Director and President, JX Nippon Oil & Gas Exploration Corporation	Makoto Koseki	Representative Director and President, Nippon Oil Exploration Limited
Representative Director and President, JX Nippon Mining & Metals Corporation	Masanori Okada	President and Chief Executive Officer, Nippon Mining & Metals Co., Ltd.

3．	Basic Roles and Organizational Structure of the Holding Company and the Core Business Companies

(1)	Basic Roles of the Holding Company and the Core Business Companies

a.
The Holding Company will, for the maximization of the corporate value of group companies, establish mid- to long-term group strategies and strategically distribute management resources for the realization of such strategies, and pursue the business development and innovation of the whole group and synergies of the core business corporation and other group companies.

b.
The core business companies will, as the core of the business operations of the Integrated Group, promote the petroleum refining and marketing business, oil and natural gas exploration and production business, and metals business.

c.	Basic matters with respect to the operation of the Integrated Group after the incorporation of the Holding Company will be determined by April 2010.

(2)	Organizational Structure of the Holding Company and the Core Business Companies

a.
The Holding Company will have a board of directors (company with a board of directors) (torishimariyakukai secchi kaisha) and a board of corporate auditors (company with a board of corporate auditors) (kansayakukai secchi kaisha).

b.	The core business companies will have a board of directors and a board of corporate auditors.

c.	The Holding Company and the core business companies will introduce the executive officer system (shikko yakuin seido).

d.	The Holding Company will, pursuant to the provisions of its articles of incorporation, and based on the resolution of a meeting of its board of directors, elect executive officers.

e.
Pursuant to the provisions of its articles of incorporation, and based on the resolution of a meeting of its board of directors, the Holding Company will elect one (1) president and executive officer (shacho shikko yakuin), and may elect executive vice presidents (fukushacho shikko yakuin), senior executive officers (senmu shikko yakuin) and managing executive officers (jomu shikko yakuin).

f.	The presidents of the respective core business companies will be elected as part-time directors of the Holding Company.

g.	One (1) standing corporate auditor of the Holding Company will be elected as a corporate auditor of the core business companies.

(3)	Organization of the Holding Company

a.
The Holding Company will have an audit office (kansayaku jimushitsu), secretarial department (hisho-bu), CSR promotion department (CSR suishin-bu),  audit department (kansa-bu), integration promotion department (tougou suishin-bu), planning department No. 1 (kikaku ichi-bu), planning department No. 2 (kikaku ni-bu), general affairs department (soumu-bu), legal department (houmu-bu), accounting department (keiri-bu) and financial IR department (zaimu IR-bu).

b.	There will be approximately 90 employees in the Holding Company.

(4)	Operation of the Holding Company

a.
The operating costs of the Holding Company will be born by the core business companies on a pro rata basis and the Holding Company will receive payment from the core business companies as a management administration fee.

b.
The Holding Company shall receive dividends from the core business companies and other group companies and allocate such dividends for resources of external payment of dividends, internal reserves and funds for capital expenditures of the group companies.

(5)	Status of the Holding Company

For other information regarding the status of the Holding Company, please refer to “Exhibit 2.”

IV.	Philosophy and Business Strategy of the Business Integration

1．	Basic Philosophy of the Integrated Group

(1)
In the areas of energy, resources and materials, the Integrated Group will seek harmony with the global environment and coexist with society.  The Integrated Group will establish sound and transparent corporate governance and an appropriate and expeditious business operation, and by doing so will contribute to the creation and development of a sustainable economy and society.

(2)	The Integrated Group will pursues stable and efficient supply and creativity and innovation in all aspects of energy, resources and materials under a vertically integrated operating structure.

2．	Basic Strategy and Business Strategy of the Integrated Group

(1)	Basic Strategy of the Integrated Group

a.	Aim to become one of the largest “integrated energy, resources and materials business groups” in the world.

b.	Maximize corporate value by prioritizing the distribution of management resources in areas offering the highest profitability.

c.	Promote projects that assist in the creation of a better global environment and innovation of new technologies, and contribute to the development of a sustainable economy and society.

(2)	Individual Business Strategy of Core Businesses

a.	Petroleum Refining & Marketing Business

•	Undertake fundamental structural reforms that anticipate future changes in the business environment.

•	Strive to be an integrated energy company that responds to customers’ needs.

b.	Oil and Natural Gas E&P Business

•	Aim for continuous growth while responding flexibly to changes in the business environment.

•	Strengthen the operating business on a global scale through accumulation of technology and relationships with governments of oil-producing countries and business partners.

c.	Metals Business

•	Aim to establish a global integrated production system centered on the copper business.

•	Aim to have one of the top market shares in areas where significant growth is expected.

(Note)	For details of individual business strategies of the core businesses, please refer to “Exhibit 3”.

3．	Management Goal of the Integrated Group

(1)
Following the establishment of the Business Integration Agreement, the Integrated Group will conduct a review of the future business environment, the Group’s competitiveness, and the strategy and profitability of each business and the most appropriate distribution of management resources for the future.  After formulating the Integrated Group’s “Long-Term Vision” and “Mid-Term Management Plan” for the three fiscal years from April 2010 onwards, a public announcement is scheduled to be made around April 2010.

(2)	With respect to the formulation of the Long-Term Vision and the Mid-Term Management Plan, it is our financial goal to achieve at an early stage at least 10% return on equity and a debt to equity ratio of not more than 1.0.

4．	Reduction of Petroleum Refining Capacity

After the establishment of the Petroleum Refining and Marketing Business Company in July 2010, the Integrated Group will reduce its petroleum refining capacity by 400,000 barrels per day by March 31, 2011, with December 4, 2008 (the date of basic agreement of the Business Integration Agreement) as the benchmark date, and publicly announce the specific details and method once they are decided.

Petroleum refining capacity is scheduled to be reduced by a further 200,000 barrels per day by March 31, 2015 at the latest.

5.	Synergies from the Business Integration

During the period after the incorporation of the Holding Company in April 2010 and by the end of March 2013, the Companies aim to achieve synergies of ¥60 billion or more per year from the business integration (improvement of profits and losses through the reduction of cost of sales and expenses, among others).  The details are as follows:

a.	Refinery division:	¥14 billion per year

b.	Crude Oil Procurement/Supply Coordination/ Transportation division:	¥13 billion per year

c.	Purchase division:	¥10 billion per year

d.	Reduction of other costs:	¥23 billion per year

Furthermore, by the end of March 2015, the Companies seek to increase the amount by an additional ¥40 billion per year and aim to achieve synergies of a total annual amount of ¥100 billion or more.

(End of Document)

Exhibit 1.	Analytical Basis of Allotment in Connection with the Share Transfer

Exhibit 2.	Profile of the Holding Company Newly-Established Through the Share Transfer

Exhibit 3.	Individual Business Strategies of the Core Businesses

Exhibit 4.	Corporate Profiles of Nippon Oil Corporation and Nippon Mining Holdings, Inc. (a)

Exhibit 5.	Corporate Profiles of Nippon Oil Corporation and Nippon Mining Holdings, Inc. (b)

Exhibit 6.	Corporate Profiles of Nippon Oil Corporation and Nippon Mining Holdings, Inc. (c)

【Contact Information for Inquiries in Connection with the Press Release】
Nippon Oil Corporation (PR Division, PR Group)	Tel: +81-3-3502-1124
Nippon Mining Holdings, Inc. (Investor Relations)	Tel: +81-3-5573-5125

Exhibit 1

Analytical Basis of Allotment in Connection with the Share Transfer

Mizuho Securities Co., Ltd. (“Mizuho Securities”) performed Analysis of Historical Share Prices, Comparable Companies Analysis, Discounted Cash Flow Analysis, Premiums Paid Analysis and Contribution Analysis.  The results of each analysis are shown below.  The below ranges of the exchange ratio are for the number of shares of common stock of the holding company (the “Holding Company”) to be issued in exchange for one share of common stock or Nippon Oil Corporation (“Nippon Oil”), assuming that one share of common stock of the Holding Company will be issued in exchange for one share of common stock of Nippon Mining Holdings, Ltd. (“Nippon Mining”).

	Valuation Methodologies	Range of the exchange ratio
1.	Analysis of Historical Share Prices	1.10 – 1.13
2.	Comparable Companies Analysis	0.84 – 1.11
3.	Discounted Cash Flow Analysis	0.65 – 1.13
4.	Premiums Paid Analysis	1.01 – 1.11
5.	Contribution Analysis	0.78 – 1.23

In performing Analysis of Historical Share Prices, Mizuho Securities reviewed (1) the closing stock price on October 29, 2009 (the “Record Date”); (2) the average closing stock price during the week up to and including the Record Date; (3) the average closing stock price during the month up to and including the Record Date; (4) the average closing stock price during the three months up to and including the Record Date; and (5) the average closing stock price during the six months up to and including the Record Date, as a basis for the analysis.

Mizuho Securities has used the information provided by the Parties, in addition to publicly available information, to conduct its analysis.  Mizuho Securities has not conducted any independent verification of the accuracy or completeness of this information, but rather has assumed that all such materials and information are accurate or complete and that there is no undisclosed information that would have a significant impact on the exchange ratio analysis.  In addition, Mizuho Securities has not made any independent evaluation or assessment of the assets or liabilities (including contingent liabilities) of either party, their subsidiaries or their affiliates, nor has Mizuho Securities independently analyzed or assessed each individual asset or liability.  Mizuho Securities calculated the exchange ratio based on information and economic conditions up to and as of October 29, 2009, and Mizuho Securities assumes that the financial projections (including the profit plan and other information) reported by the Parties have been rationally prepared on the basis of the best possible estimates and judgment currently available from the management of each Party.

J.P. Morgan Securities Japan.Co., Ltd. (“J.P. Morgan”) performed an average share price analysis, as well as a public trading multiples analysis based on publicly available information of Nippon Oil and Nippon Mining, and a SOTP (sum-of-the-parts) analysis that primarily involved DCF (discounted cash flow) analysis based on the projections for Nippon Oil and Nippon Mining furnished to J.P. Morgan by Nippon Oil and prepared by the managements of Nippon Oil and Nippon Mining.  The calculated ranges of the exchange ratio based on each method are as indicated below.  The calculated ranges of the exchange ratio show the range of the number of shares of the Holding Company’s common stock that are to be allotted for one share of common stock of Nippon Oil, assuming that one share of common stock of the Holding Company will be allotted for one share of Nippon Mining’s common stock.

In performing the average share price analysis, J.P. Morgan used October 29, 2009 as the base date, and reviewed the per share closing price trading data of Nippon Oil and Nippon Mining on the base date, and the one-month average, three-month average and six-month average per share closing prices through the base date.

	Adopted Method	Calculated Range of Exchange Ratio
1.	Average Share Price Analysis	1.10 – 1.13
2.	Public Trading Multiples Analysis	0.88 – 1.12
3.	SOTP Analysis	0.89 – 1.04

J.P. Morgan delivered to the Board of Directors of Nippon Oil a written opinion that, as of October 29, 2009, and based upon and subject to certain conditions, including the below assumptions, the exchange ratio in the share transfer (“the Share Transfer”) was fair, as of such date, from a financial point of view, to the holders of shares of common stock of Nippon Oil.  The written opinion was provided to the Board of Directors of Nippon Oil in connection with and for the purposes of its evaluation of the Share Transfer.  The written opinion does not constitute a recommendation to any shareholder of Nippon Oil as to how such shareholder should vote with respect to the Share Transfer or any other matter.

In providing its opinion and conducting analyses with respect to the exchange ratio, which were the basis for the written opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by Nippon Oil and Nippon Mining or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan did not independently verify (nor assume responsibility or liability for independently verifying) any such information or its accuracy or completeness.  J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, and J.P. Morgan did not evaluate the solvency of Nippon Mining or Nippon Oil under any laws relating to bankruptcy, insolvency or similar matters.  In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best available estimates and judgments as of the date of its opinion by management as to the expected future results of operations and financial condition of Nippon Mining and Nippon Oil to which such analyses or forecasts relate.  J.P. Morgan expressed no view as to such analyses or forecasts or the assumptions on which they were based.

The analyses and opinion provided by J.P. Morgan was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of October 29, 2009.  It should be understood that subsequent developments may affect such analyses and opinion and that J.P. Morgan does not have any obligation to update, revise, or reaffirm such analyses and opinion.  The written opinion was limited to the fairness, from a financial point of view, to the holders of shares of common stock of Nippon Oil of the exchange ratio in the proposed Share Transfer and J.P. Morgan expressed no opinion as to the fairness of the Share Transfer to the holders of any other class of securities, creditors or other constituencies of Nippon Oil or as to the underlying decision by Nippon Oil to engage in the Share Transfer.  J.P. Morgan expressed no opinion as to the price at which common stock of Nippon Mining or common stock of Nippon Oil will trade at any future time.

Supplementary explanation was provided by J.P. Morgan regarding assumptions and disclaimers for its analyses and opinion.  Please see (Note 1) below for more detail.

Nomura Securities performed a market share price analysis, since there is a market share price for the shares of each party, as well as a comparable companies analysis and a discounted cash flow analysis (the “DCF analysis”).  The results of each analysis are shown below.  The ranges of illustrative exchange ratios below represent the number of shares of the Holding Company’s common stock to be issued in exchange for one share of Nippon Oil common stock, assuming that one share of common stock of the Holding Company will be issued in exchange for one share of Nippon Mining common stock.

	Valuation Methodologies	Illustrative exchange ratio range
1.	Market Share Price Analysis	1.10 – 1.13
2.	Comparable Companies Analysis	1.05 – 1.24
3.	DCF Analysis	0.82 – 1.09

In performing the market share price analysis, Nomura Securities set October 29, 2009 as the calculation reference date and used the share prices as of the calculation reference date and the average trading prices for the one-week, one-month, three-month and six-month periods ended on the reference date.

Nomura Securities relied on information provided by the Parties, in addition to publicly available information, to conduct its analysis.  Nomura Securities has not conducted any independent verification of the accuracy or completeness of this information, but rather has assumed that all such materials and information are accurate and complete.  In addition, Nomura Securities has not made any independent evaluation, appraisal or assessment of the assets or liabilities (including contingent liabilities) of either party, their subsidiaries or their affiliates, nor has Nomura Securities independently analyzed or assessed each individual asset or liability.  Nomura Securities has not appointed any third party for appraisal or assessment.  Nomura Securities calculated the exchange ratio based on information and economic conditions up to and as of October 29, 2009, and Nomura Securities assumed that the financial projections (including the profit plan and other information) reported by the Parties have been reasonably prepared on the basis of the best possible currently available estimates and judgment from the management of each Party.

UBS, in connection with the preparation of its written opinion referred to below, performed a historical trading ratio analysis and a discounted cash flow (“DCF”) analysis.  The results of these analyses, which in each instance are expressed in terms of the ratio of an implied value per share of Nippon Oil common stock to an implied value per share of Nippon Mining common stock, are set forth below.

Analysis Method	Implied Ratio
Historical Trading Ratio Analysis	1.103 – 1.129
DCF Analysis	1.067 – 1.147

The historical trading ratio analysis was based on the closing price of the common stock of each company on October 29, 2009 (the “Base Date”) and the average daily closing prices of the common stock of each company for the one-week, one-month, three-month and six-month periods up to and including the Base Date.  The DCF analysis did not take into account any potential synergies resulting from the Share Transfer.

The Board of Directors of Nippon Mining received a written opinion from UBS dated October 30, 2009, to the effect that, as of such date and based on the various assumptions, matters considered and limitations described in the opinion, the Exchange Ratio to be used in the Share Transfer was fair, from a financial point of view, to the holders of common stock of Nippon Mining.  The issuance of the written opinion was approved by a committee authorized by UBS.  In preparing its opinion, UBS assumed and relied upon, without independent verification and with the consent of the Nippon Mining board of directors, the accuracy and completeness in all material respects of the information provided to or reviewed by UBS for the purpose of its opinion and did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Nippon Mining or Nippon Oil.  With respect to the financial forecasts and estimates provided by Nippon Mining and Nippon Oil, that UBS was directed by the Nippon Mining board of directors to utilize for purposes of its analyses, UBS assumed, at the direction of the Nippon Mining board of directors, that such forecasts and estimates had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Nippon Mining as to the future performance of Nippon Mining and Nippon Oil.  UBS’s opinion was based on economic, monetary, market and other conditions as in effect on, and the information available to UBS as of October 30, 2009.

The written opinion included other significant assumptions and disclaimers related to UBS’ analyses and opinion, certain details of which are described in Note 2 below.  UBS did not recommend any specific exchange ratio to Nippon Mining or its board of directors or state that any specific exchange ratio constituted the only appropriate exchange ratio.  UBS expressed no opinion as to the price at which Nippon Mining shares will trade following the announcement of the Share Transfer or what the value of the Holding Company shares will be when issued pursuant to the Share Transfer or the prices at which the Holding Company shares will trade at any time.

UBS considered that the financial and operating characteristics of Nippon Mining and Nippon Oil cause their financial results to have limited comparability, for valuation purposes, to those of other companies and transactions and, accordingly, UBS relied primarily on the DCF analysis referred to above for purposes of its opinion.  UBS assumes no responsibility to update, revise, or reconfirm either its opinion or analyses based on any circumstances, changes, or for any other cause arising after October 30, 2009.

UBS has acted as lead financial advisor to Nippon Mining in connection with the Share Transfer and will receive a fee for its services, a portion of which was paid prior to the date hereof and a significant portion of which is contingent upon approval of the Share Transfer by the shareholders of each of Nippon Mining and Nippon Oil.  In the past, UBS and its affiliates have provided investment banking services to Nippon Mining, for which UBS and its affiliates received compensation.

BofA Merrill Lynch, considering the trends of the market share prices, forecasts and other aspects of the performance of Nippon Mining and Nippon Oil, conducted valuation analyses as part of the process of preparing its written opinion referred to below using a market price analysis and a discounted cash flow (“DCF”) analysis, and the Board of Directors of Nippon Mining received a valuation analyses presentation from BofA Merrill Lynch on October 30, 2009.  Furthermore, the Board of Directors of Nippon Mining received a written opinion on October 30, 2009, to the effect that, based on the assumptions set forth below and other conditions set forth in such written opinion, the Exchange Ratio to be used in the Share Transfer is fair, from a financial point of view, to the holders of common stock of Nippon Mining, other than Nippon Oil and its affiliates.  Moreover, the Board of Directors of Nippon Mining has received supplementary explanation from BofA Merrill Lynch concerning the assumptions and disclaimers related to its analyses and opinion in evaluating the Exchange Ratio. (Please see Note 2 for details.) The market price analysis was based (1) on the closing price of each company on October 23, 2009 (the “Record Date (i)”) and the average closing prices of each company for the one-month, three-month and six-month periods up to and including the Record Date (i) and (2) on the closing prices of each company on December 3, 2008 (the “Record Date (ii)”), the business day immediately prior to the day on which the Basic Agreement of Share Transfer of Nippon Mining and Nippon Oil was announced, and the average closing prices for the one-month, three-month and six-month periods up to and including the Record Date (ii).  The DCF analysis was based upon the stand-alone forecasts for each company supplied by Nippon Mining.  The table below sets forth the primary methodologies that BofA Merrill Lynch used in its valuation analyses of Nippon Mining and Nippon Oil, along with the ranges of exchange ratios suggested as a result of such valuations. (The following ranges represent the number of shares of the Holding Company to be allotted for each Nippon Oil Share, assuming that one share of the Holding Company is to be allotted for each Nippon Mining Share.)

	Adopted Method	Calculation Range of Exchange Ratio
(1)-1	Market Price Analysis (Record Date (i))	1.10 – 1.12
(1)-2	Market Price Analysis (Record Date (ii))	1.17 – 1.37
(2)	DCF Analysis	1.06 – 1.24

BofA Merrill Lynch, in preparing its written opinion and conducting the valuation analyses, which were the basis for the written opinion, has assumed and relied on the accuracy and completeness of all information supplied to it by Nippon Mining and Nippon Oil or otherwise made available to BofA Merrill Lynch, discussed with or reviewed by BofA Merrill Lynch, or publicly available, and has not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets, liabilities or facilities of Nippon Mining or Nippon Oil.  Moreover, with respect to the prospects for business, profits, cash flow, assets, liabilities, new business plans, and other matters furnished to or discussed with BofA Merrill Lynch, in addition to any information concerning cost savings expected to arise from the Share Transfer or the expenses related to the execution of the Share Transfer including the amount and timing of such cost savings and related expenses and synergies, BofA Merrill Lynch assumed that they were reasonably prepared and reflected the best currently available estimates and judgment of Nippon Mining’s management as to the expected future financial performance of Nippon Mining or Nippon Oil.  The written opinion and valuation summary provided by BofA Merrill Lynch are necessarily based on the information available to it and economic conditions as they existed on October 30, 2009, and BofA Merrill Lynch assumes no responsibility to update, revise, or reconfirm either its opinion or analyses based on any circumstances, changes, or for any other cause arising after such date.

BofA Merrill Lynch is acting as financial advisor to Nippon Mining and will receive a fee from Nippon Mining for its services, all of which is contingent on the signing of the Business Integration Agreement.  BofA Merrill Lynch was not requested to, and did not, participate in the negotiation of the terms of the Share Transfer, and BofA Merrill Lynch was not requested to, and did not, provide any advice or services in connection with the Share Transfer other than the delivery of its opinion and the valuation analyses presentation which formed in substantial part the basis for such opinion.

Daiwa SMBC performed a stock price analysis and a discounted cash flow (“DCF”) analysis in the course of preparing its opinion referred to below. The results of the analyses are as follows. The calculation range of the Exchange Ratio shows the number of shares of the Holding Company’s common stock to be allotted for each share of common stock of Nippon Oil, assuming that one share of common stock of the Holding Company will be allotted for each share of Nippon Mining’s common stock.

In performing the stock price analysis, Daiwa SMBC set October 29, 2009 as a base date, and used the volume weighted average price of Nippon Mining and Nippon Oil shares during the one-month, three-month and six-month periods prior to and including the base date as a basis for the analysis.

	Adopted Method	Calculation Range of Exchange Ratio
(1)	Stock Price Analysis	1.08 – 1.10
(2)	DCF Analysis	0.97 – 1.10

Daiwa SMBC provided a summary of its analysis, dated October 30, 2009, to the board of directors of Nippon Mining.  Furthermore, Daiwa SMBC delivered to the board of directors of Nippon Mining a written opinion dated October 30, 2009, to the effect that, based on the assumptions and other conditions set forth in the opinion, the Exchange Ratio is fair from a financial point of view to the holders of the common stock of Nippon Mining.  Please see Note 2 for more information regarding the analyses conducted by Daiwa SMBC and the significant assumptions and disclaimers relating to its opinion.

(Note 1)
J.P. Morgan also assumed that the Share Transfer and the other transactions contemplated by the business integration agreement (the “Business Integration Agreement”) would qualify as a tax-free reorganization for Japanese income tax purposes, and would be consummated as described in the Business Integration Agreement, and that the definitive Business Integration Agreement would not differ in any material respects from the draft thereof furnished to J.P. Morgan.  J.P. Morgan also assumed that the representations and warranties made by Nippon

Oil and Nippon Mining in the Business Integration Agreement and any related agreements were and would be true and correct in all respects material to its analysis, and that Nippon Oil would have no exposure under any indemnification obligations contained within the Business Integration Agreement or any related agreements in any amount material to its analysis.  J.P. Morgan relied as to all legal matters relevant to the rendering of its opinion upon the advice of counsel.  J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to Nippon Oil with respect to such issues.  J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Share Transfer would be obtained without any adverse effect on Nippon Mining or Nippon Oil or on the contemplated benefits of the Share Transfer.

The projections for Nippon Oil and Nippon Mining furnished to J.P. Morgan by Nippon Oil were prepared by the managements of Nippon Oil and Nippon Mining.  Neither Nippon Oil nor Nippon Mining publicly discloses internal management projections of the type provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the Share Transfer, and such projections were not prepared with a view toward public disclosure.  These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates.  Accordingly, actual results could vary significantly from those set forth in such projections.

Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Share Transfer, or any class of such persons relative to the exchange ratio in the Share Transfer or with respect to the fairness of any such compensation.

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan.  The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description.  J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion.  In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion.  Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.  Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors.  Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold.  None of the selected companies reviewed in the analysis as a comparison is identical to Nippon Oil or Nippon Mining or any of their respective operating units or subsidiaries.  However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of Nippon Oil or Nippon Mining, as the case may be.  The analyses necessarily involved complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to Nippon Oil or Nippon Mining.  The business segments used by J.P. Morgan for the purpose of its SOTP analyses do not necessarily correspond to any segment information prepared by the respective companies for purposes of their public financial disclosures in Japan, or to any U.S. GAAP segment information.

In preparing its opinion, J.P. Morgan noted that J.P. Morgan was not authorized to and did not solicit any expressions of interest from any other parties with respect to any combination of all or part of Nippon Oil with any other party or any other alternative transaction.

J.P. Morgan acted as financial advisor to Nippon Oil with respect to the proposed Share Transfer and will receive a fee from Nippon Oil for its services, a substantial portion of which will become payable only if the proposed Share Transfer is consummated.  In addition, Nippon Oil agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of its engagement.  During the two years preceding the date of the written opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with Nippon Oil and its affiliates for which J.P. Morgan and such affiliates have received customary compensation.  In such period, J.P. Morgan acted as financial advisor to Nippon Oil with respect to the acquisition of Kyushu Oil in 2008 and are currently retained as financial advisor to Nippon Oil in connection with the sale of a portion of its Osaka refinery.  In addition, commercial banking affiliates of J.P. Morgan receive customary compensation or other financial benefits from Nippon Oil for treasury services.  In the ordinary course of businesses of J.P. Morgan, J.P. Morgan and its affiliates may actively trade the debt and equity securities of Nippon Oil or Nippon Mining for its own account or for the accounts of customers and, accordingly, J.P. Morgan may at any time hold long or short positions in such securities.

(Note 2)
The valuation analyses and the written opinions delivered by each of UBS, BofA Merrill Lynch and Daiwa SMBC (the “Nippon Mining Advisors”) were prepared solely for the use of the board of directors of Nippon Mining in connection with its evaluation of the Exchange Ratio for the Share Transfer, and may not be used or relied upon for any other purpose.

The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description.  Each of the Nippon Mining Advisors’ analyses necessarily involved complex considerations and judgments concerning financial and operational characteristics and other factors that could affect such analyses.  Each of the Nippon Mining Advisors made qualitative judgments as to the significance and relevance of each analysis and each factor considered in the course of preparing its respective opinion. Accordingly, each of the Nippon Mining Advisors believes that its analysis must be considered as a whole and that selecting portions of its analysis and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analysis, could create an incomplete view of the processes underlying such analysis and opinion.  Each of the Nippon Mining Advisors made numerous assumptions with respect to Nippon Mining, Nippon Oil, industry performance and regulatory environment, general business, economic, market and financial conditions, as well as other matters, many of which are beyond the control of Nippon Mining and involve the application of complex methodologies and educated judgment.  Analyses relating to the financial value of businesses or securities are not appraisals and may not reflect the present or future prices at which businesses, companies or securities may actually be sold, which may be significantly different from those suggested by those analyses.  Accordingly, these analyses and estimates are inherently subject to substantial uncertainty.

Each of the Nippon Mining Advisors has assumed and relied upon, without independent verification and with the consent of the Nippon Mining board of directors, the accuracy and completeness in all material respects of the information relating to Nippon Mining and Nippon Oil provided to or reviewed by them for the purpose of its respective analysis and opinion.  In addition, with the consent of the Nippon Mining board of directors, the Nippon Mining Advisors have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of, and have not conducted any physical inspection of the properties or facilities of, Nippon Mining or Nippon Oil, and have not evaluated the solvency or fair value of Nippon Mining or Nippon Oil under any Japanese or foreign laws relating to bankruptcy, insolvency or similar matters.  With respect to internal oil and gas reserve, ore reserve and production estimates of Nippon Mining and Nippon Oil, the Nippon Mining Advisors are not experts in the engineering, evaluation or appraisal of oil and gas properties or mining deposits and each of them has relied, without independent verification, upon the estimates provided to them by the management of Nippon Mining.  With respect to the financial forecasts and estimates prepared by Nippon Mining and Nippon Oil that the Nippon Mining Advisors were directed by the Nippon Mining board of directors to utilize for purposes of their analyses (including adjustments made by the management of Nippon Mining), each of the Nippon Mining Advisors assumed, at the direction of the Nippon Mining board of directors, that such financial forecasts and estimates were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Nippon Mining as to the future financial performance of the companies.  In addition, each of the Nippon Mining Advisors assumed, with the approval of the Nippon Mining board of directors, that such financial forecasts and estimates would be achieved at the times and in the amounts projected.  Each of the Nippon Mining Advisors assumed, with the consent of the Nippon Mining board of directors, that (i) the final executed form of the Business Integration Agreement would not differ in any material respect from the draft reviewed, (ii) the parties to the Business Integration Agreement would comply with all material terms of the Business Integration Agreement, (iii) the Share Transfer would be consummated in accordance with the terms of the Business Integration Agreement without any adverse waiver or amendment of any material term or condition thereof, (iv) all governmental, regulatory or other consents and approvals necessary for the consummation of the Share Transfer would be obtained without any material adverse effect on Nippon Mining, Nippon Oil, the Holding Company or the Share Transfer and (v) the Share Transfer would qualify as a tax-free reorganization for Japanese income tax and corporate tax purposes.  The opinion of each of the Nippon Mining Advisors was based on economic, monetary, market and other conditions as in effect on, and the information available to each such Advisor as of, the date of their respective opinion.

None of the Nippon Mining Advisors was authorized to solicit, nor did any of them solicit, indications of interest in a transaction with Nippon Mining from any party.

Nippon Mining has agreed to indemnify the Nippon Mining Advisors for certain liabilities arising out of their engagement.  The Nippon Mining Advisors have, in the past, provided financial advisory and financial services to Nippon Mining and/or Nippon Oil and have received, and may receive, fees for the rendering of such services.  Further, in the ordinary course of business, the Nippon Mining Advisors or their affiliates may engage in derivative or commodities transactions with Nippon Mining, Nippon Oil and their affiliates and may actively trade the common stock or other securities of Nippon Mining, as well as the common stock or other securities of Nippon Oil, for their own account and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.  Each of the opinions of UBS, BofA Merrill Lynch and Daiwa SMBC was approved by a committee authorized by the respective advisor.

Neither the valuation analyses nor the respective written opinions delivered by the Nippon Mining Advisors address the merits of the underlying decision by Nippon Mining to engage in the Share Transfer as compared to other business strategies or transactions that might be available to Nippon Mining or constitute a recommendation to any stockholder of Nippon Mining as to how such stockholder should vote on (or whether any opposing stockholder should exercise its statutory opposition rights of appraisal in respect of) the Share Transfer or any matter related thereto. In addition, none of the Nippon Mining Advisors was asked to address, and none of their respective valuation analyses or written opinions addressed, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of Nippon Mining other than the holders of the common stock of Nippon Mining. In addition, none of the Nippon Mining Advisors expressed any opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Share Transfer, or any class of such persons, relative to the Exchange Ratio.  In addition, the Nippon Mining Advisors expressed no opinion as to the terms, other than the Exchange Ratio to the extent expressly specified in their respective opinions, of the Share Transfer documents or the form of the transaction. None of the Nippon Mining Advisors expressed any opinion in their respective valuation analyses or written opinions as to the prices at which shares of Nippon Mining, Nippon Oil or the Holding Company would trade following the announcement or consummation of the Share Transfer.

Exhibit 2

Profile of the Holding Company Newly-Established Through the Share Transfer

1.	Trade Name	JX Holdings Kabushiki Kaisha (JX Holdings, Inc. in English)
2.	Location of Head Office	6-3, Otemachi 2-chome, Chiyoda-ku, Tokyo
3.	Name and Title of Representatives
Shinji Nishio, Representative Director and Chairman of the Board
(currently, Representative Director and President, President and Executive Officer of Nippon Oil Corporation)
Mitsunori Takahagi, Representative Director and President
(currently, President and Chief Executive Officer of Nippon Mining Holdings, Inc.)

4.	Principal Business
(i) Business management of subsidiaries which engage in petroleum refining and marketing business, oil and natural gas exploration and production business, and metals business, and (ii) businesses ancillary to business described in (i).

5.	Paid-in Capital, Capital Reserve	Paid-in Capital: ¥100 billion, Capital Reserve: ¥25 billion
6.	Fiscal Year End	March 31
7.	Net Assets (consolidated)	Not yet determined
8.	Total Assets (consolidated)	Not yet determined
9.	Number of Shares Scheduled to be Issued	2,495,485,929 shares
10.	Number of Shares Constituting One Unit of Shares	100 shares
11.	Listed Stock Exchanges	Tokyo Stock Exchange, Osaka Securities Exchange and Nagoya Stock Exchange
12.	Accounting Auditor	Ernst & Young ShinNihon LLC
13.	Transfer Agent	The Chuo Mitsui Trust and Banking Co., Ltd.
14.	Overview of Accounting Treatment in Conjunction with the Share Transfer	Accounting treatment of the Share Transfer will be conducted pursuant to the “Accounting Standards for Business Combinations” which were amended on December 26, 2008.
15.	Prospects of Impact of the Share Transfer on Business Results
The prospects of the business results after the business integration will be announced upon determination.  Around April 2010, the Holding Company plans to establish and announce for the Integrated Group a “Long-Term Vision” as well as a “Mid-Term Management Plan” for the Integrated Group for three years from fiscal 2010.

Exhibit 3

Individual Business Strategies of the Core Businesses

Petroleum Refining & Marketing Business

(1)	Undertake fundamental structural reforms that anticipate future changes in the business environment.

•
Maintain and improve the competitiveness of oil refineries by decreasing oil refining capacity in anticipation of predicted future decreases in the domestic demand for petroleum products and increasing efficiency of and value-added by refining facilities, responding to changes in the demand structure.

•	Through a comprehensive review of the value chain from refining through marketing, significantly improve cost competitiveness, maximizing synergies and realizing economies of scale.

•	Actively pursue the global expansion of businesses, focusing on the growing Asian market.

(2)	Strive to be an integrated energy company that responds to our customers’ needs.

•	Through the implementation of best practices, improve customer satisfaction and strengthen the brand value.

•	In anticipation of a low carbon-emission society, actively engage in new energy businesses such as fuel cells and photovoltaic power generation.

Oil and Natural Gas E&P Business

(1)	Aim for sustainable growth while responding flexibly to changes in the business environment.

•
Become a global oil and natural gas exploration and production company by actively making investments, as well as carrying out thorough risk management, while responding flexibly to changes in the business environment. Changes in business environment may include rapid fluctuations in the price of crude oil, increased resource nationalism, heightened competition for resources and growing environmental awareness.

(2)	Strengthen our operating base on a global scale through our accumulated technology and trusted relationships with governments of oil-producing countries and business partners.

•
Accumulate technology by conducting carefully implemented operations using the combined knowledge and know-how of the two companies. In addition, generate promising business opportunities by strengthening relationships with governments of oil-producing countries and business partners.

Metals Business

(1)	Aim to establish a global integrated production system centered on the copper business.

•
Because the demand for copper is expected to continue to increase in the mid- to long-term while procurement of copper concentrates will become more difficult, actively develop copper mines and improve the equity base entitlement volume and improve investment returns.

•	Secure new supplies of resources through the development of new and innovative copper-smelting technologies.

(2)	Aim to have one of the top market shares in areas in which significant growth is expected

•
With respect to the electronic materials business, through sophisticated technological capabilities and close cooperation with clients, introduce high-functionality materials to the market in a timely manner.

•
By actively promoting the recycling and environmental services business, contribute to the realization of a society that reuses resources and stabilize the procurement of rare metals used in IT and environmentally-friendly products.

•
Develop into new core businesses the titanium products business, which is expected to grow, and the business of manufacturing polysilicon for photovoltaic power generation, which is expected to play a major role in the energy business in the future.

Exhibit 4

Corporate Profiles of Nippon Oil Corporation and Nippon Mining Holdings, Inc. (a)

	Trade Name	Nippon Oil Corporation	Nippon Mining Holdings, Inc.
	Date of Establishment	May 10, 1888	September 27, 2002 (Commenced operation on December 26, 1905)
	Location of Head Office	3-12, Nishi Shimbashi 1-chome, Minato-ku, Tokyo	10-1, Toranomon 2-chome, Minato-ku, Tokyo
	Name and Title of Representative	Shinji Nishio, Representative Director and President	Mitsunori Takahagi, President and Chief Executive Officer
	Paid-in Capital (as of September 30, 2009)	¥139,400 million	¥73,900 million
	Total Number of Issued and Outstanding Shares (as of September 30, 2009)	1,464.51 million shares	928.46 million shares
	Principal Business	Refinement and sale of petroleum products Import and sale of gas Generation and sale of electricity	Production and sale of petroleum products Production and sale of non-ferrous metal products and processed electronic materials products
	Major Shareholders and Percentage of Shareholding (as of September 30, 2009)	Japan Trustee Services Bank, Ltd. (Trust Unit) (6.2%)	Japan Trustee Services Bank, Ltd. (Trust Unit) (10.0%)
		The Master Trust Bank of Japan, Ltd. (Trust Unit) (5.4%)	The Master Trust Bank of Japan, Ltd. (Trust Unit) (9.0%)
		Mizuho Corporate Bank, Ltd. (3.2%)	Japan Trustee Services Bank, Ltd. (Trust Unit 9) (3.5%)
		Mitsubishi Corporation (3.1%)	Mizuho Corporate Bank, Ltd. (2.4%)
		Sumitomo Mitsui Banking Corporation (2.8%)	Sumitomo Mitsui Banking Corporation (2.4%)
Bank of Tokyo Mitsubishi UFJ, Ltd. (2.1%)
	Number of Employees (as of September 30, 2009)	13,869 (consolidated) (Breakdown: petroleum refining and marketing 9,305; oil and natural gas E&P 589; construction/other 3,975)	10,936 (consolidated) (Breakdown: petroleum 4,380; metals 5,058; other 1,498)
	Main Clients	Nationwide exclusive distributors and direct sale customers	Nationwide exclusive distributors and direct sale customers; electric cable manufacturers
	Main Financing Banks	Mizuho Corporate Bank, Ltd.; Sumitomo Mitsui Banking Corporation; Bank of Tokyo Mitsubishi UFJ, Ltd.	Mizuho Corporate Bank, Ltd.; Sumitomo Mitsui Banking Corporation; Bank of Tokyo Mitsubishi UFJ, Ltd.
	Fiscal Year End	March	March
Relationship between the Relevant Parties	Capital relationship	None
	Personnel relationship	None
	Transactional relationship	Nippon Oil Corporation and Japan Energy Corporation, a subsidiary of Nippon Mining Holdings, Inc., are parties to a business alliance in the areas of refining and distribution.

Financial Data for the Most Recent Three Fiscal Periods

(i)	Nippon Oil Corporation
(¥millions, except for per share information)

	Nippon Oil Corporation (consolidated)			Nippon Oil Corporation (non-consolidated)
Fiscal Year End	March 2007	March 2008	March 2009	March 2007	March 2008	March 2009
Net Assets	1,331,981	1,429,266	1,016,306	786,268	827,253	746,920
Total Assets	4,385,533	4,594,197	3,969,730	3,071,996	3,233,615	2,868,804
Net Assets per share (¥)	829.64	896.06	627.90	537.11	565.13	511.58
Net Sales	6,624,256	7,523,990	7,389,234	5,826,415	6,706,382	6,658,071
Operating Income	159,684	263,962	(312,506)	14,445	115,325	(441,090)
Ordinary Income	186,611	275,666	(275,448)	33,101	132,088	(147,045)
Net Income (loss)	70,221	148,306	(251,613)	26,405	85,647	14,723
Net Income per share (¥)	48.12	101.49	(172.42)	18.06	58.53	10.07
Annual Dividend per share(¥)				12.00	12.00	20.00

(ii)	Nippon Mining Holdings, Inc.

	(¥millions, except for per share information)
	Nippon Mining Holdings, Inc. (consolidated)
Fiscal Year End	March 2007	March 2008	March 2009
Net Assets	701,064	765,264	659,938
Total Assets	2,056,407	2,251,208	1,886,083
Net Assets per share (¥)	671.56	735.22	612.44
Net Sales	3,802,447	4,339,472	4,065,059
Operating Income	132,258	103,186	(101,667)
Ordinary Income	224,236	192,026	(67,433)
Net Income (loss)	106,430	99,299	(40,794)
Net Income per share (¥)	117.98	107.14	(44.02)
Annual Dividend per share(¥)

Exhibit 5

Corporate Profiles of Nippon Oil Corporation and Nippon Mining Holdings, Inc. (b)

Business Description (Petroleum)	Trade Name		Nippon Oil Corporation		Nippon Mining Holdings, Inc.
	Upstream	Production	126,000 BD (2008 average)		15,000 BD (2008 average)
		Reserve	669 million Bbl (as of end of Dec. 2008)		32 million Bbl (as of end of Dec. 2008)
	Crude Transport	Number of Crude Carriers	21 VLCC (as of Oct. 30, 2009)		10 VLCC (as of Oct. 30, 2009)
	Refinement and Supply	Refining Capacity of Group Refineries (as of Oct. 30, 2009)	(1,000 BD)		(1,000 BD)
			Muroran Refinery	180	Mizushima Refinery	240
			Sendai Refinery	145	(35,000 BD out of 240,000 BD above is research facility.)
			Negishi Refinery	340	Kashima Refinery	274
			Osaka Refinery	115
			Mizushima Refinery	250
			Marifu Refinery	127
			Oita Refinery	160
			Total	1,317	Total	514
		Product Export Volume (excluding foreign currency jet, bond)	5.83 million KL (Fiscal year ended March 31, 2009)		1.50 million KL (Fiscal year ended March 31, 2009)
	Logistics	Number of Oil Tank Centers	46 (as of Oct. 30, 2009)		14 (as of Oct. 30, 209)
	Distribution	Domestic Sales Volume of Fuel Oil	48.87 million KL (Year ended March 31, 2009)		20.82 million KL (Year ended March 31, 2009)
		Sales Share	23.1% (Year ended March 31, 2009)		11.0% (Year ended March 31, 2009)
		Number of Exclusive Distribution	623 companies (as of end of Sep. 2009)		318 companies (as of end of Sep. 2009)
		Number of Service Stations	9,745 (as of end of Sep. 2009)		3,269 (as of end of Sep. 2009)
	Petro- chemicals	Paraxylene Production Capacity	1,600,000 t/yr (as of Oct. 30, 2009)		1,020,000 t/yr (as of Oct. 30, 2009)
		Benzene Production Capacity	800,000 t/yr (as of Oct. 30, 2009)		520,000 t/yr (as of Oct. 30, 2009)
		Propylene Production Capacity	900,000 t/yr (as of Oct. 30, 2009)		90,000 t/yr (as of Oct. 30, 2009)

Business Description (Metals)	Upstream
(10,000 t/yr)
Escondida Copper Mine (Chile)                2.0%    2.0
Collahuasi Copper Mine (Chile)                3.6%    1.5
Los Pelambres Copper Mine (Chile)        15.0%    5.3
Group equity base entitlement volume of copper   8.8
(as of Dec. 31, 2008)
% : Investment ratio of Nippon Mining & Metals Co., Ltd.

Midstream (Copper smelting)
(10,000 t/yr)
Pan Pacific Copper Co., Ltd.
Saganoseki Smelter & Refinery: Hitachi Works             45
Tamano Smelter *                                                            16
LS-Nikko Copper Inc. (Korea)
Onsan Smelter and Refinery                                  56
Group Refinery Capacity                                        117
(as of March 31, 2009)
*: Pan Pacific Copper Investment

Downstream
Electronic Materials Business
Isohara Works (targets for semiconductors and FPDs, etc.)
Shirogane Works (treated-rolled copper foil, electro-deposited copper foil, etc.)
Kurami Works (Corson alloys, etc.)
Recycling & Environmental Services Business
HMC Works

Exhibit 6

Corporate Profiles of Nippon Oil Corporation and Nippon Mining Holdings, Inc. (c)

【Nippon Petroleum Refining Co., Ltd.】	【Japan Energy Corporation】

Trade Name	Nippon Petroleum Refining Co., Ltd.	Trade Name	Japan Energy Corporation
Date of Establishment	October 1, 1951	Date of Establishment	April 1, 2003
Head Office	3-12, Nishi Shimbashi 1-chome, Minato-ku, Tokyo	Head Office	10-1, Toranomon 2-chome, Minato-ku, Tokyo
Representative	Hiroshi Ono, Representative Director and President	Representative	Isao Matsushita, President and Chief Executive Officer
Paid-in Capital	¥5,000 million	Paid-in Capital	¥48,000 million
Principal Business	Refinement and sale of petroleum products, generation and sale of electricity	Principal Business	Production and sale of petroleum products
Major Shareholder (as of Sep. 30, 2009)	Nippon Oil Corporation (100.0%)	Major Shareholder (as of Sep. 30, 2009)	Nippon Mining Holdings, Inc. (100.0%)
Number of Employees (as of Sep. 30, 2009)	3,627	Number of Employees (as of Sep. 30, 2009)	1,403
Fiscal Year End	March	Fiscal Year End	March
Net Assets (as of Mar. 31, 2009)	¥134,600 million (non-consolidated)	Net Assets (as of Mar. 31, 2009)	¥214,600 million (non-consolidated)
Total Assets (as of Mar. 31, 2009)	¥811,300 million (non-consolidated)	Total Assets (as of Mar. 31, 2009)	¥834,500 million (non-consolidated)
Net Sales (Year ended Mar. 31, 2009)	¥309,600 million (non-consolidated)	Net Sales (Year ended Mar. 31, 2009)	¥2,900,900 million (non-consolidated)
Ordinary Income (Year ended Mar. 31, 2009)	¥19,900 million (non-consolidated)	Ordinary Income (Year ended Mar. 31, 2009)	(¥110,000 million) (non-consolidated)

【Nippon Oil Exploration Limited】		【Japan Energy Development Co., Ltd.】
Trade Name	Nippon Oil Exploration Limited	Trade Name	Japan Energy Development Co., Ltd.
Date of Establishment	June 26, 1991	Date of Establishment	April 2, 1982
Head Office	3-12, Nishi Shimbashi 1-chome, Minato-ku, Tokyo	Head Office	9-13, Akasaka 1-chome, Minato-ku, Tokyo
Representative	Makoto Koseki, Representative Director and President	Representative	Kenji Morita, President and Representative Director
Paid-in Capital	¥9,800 million	Paid-in Capital	¥5,000 million
Principal Business	Exploration, development and production of petroleum and natural gas	Principal Business	Exploration, production and sale of petroleum and natural gas
Major Shareholder (as of Sep. 30, 2009)	Nippon Oil Corporation (100.0%)	Major Shareholder (as of Sep. 30, 2009)	Japan Energy Corporation (100.0%)
Number of Employees (as of Sep. 30, 2009)	589	Number of Employees (as of Sep. 30, 2009)	65
Fiscal Year End	December	Fiscal Year End	March
Net Assets (as of Dec. 31, 2008)	¥124,400 million (non-consolidated)	Net Assets (as of Mar. 31, 2009)	¥25,500 million (non-consolidated)
Total Assets (as of Dec. 31, 2008)	¥313,000 million (non-consolidated)	Total Assets (as of Mar. 31, 2009)	¥28,500 million (non-consolidated)
Net Sales (Year ended Dec. 31, 2008)	¥48,500 million (non-consolidated)	Net Sales (Year ended Mar. 31, 2009)	¥15,900 million (non-consolidated)
Ordinary Income (Year ended Dec. 31, 2008)	¥44,800 million (non-consolidated)	Ordinary Income (Year ended Mar. 31, 2009)	¥13,700 million (non-consolidated)

【Nippon Mining & Metals Co., Ltd.】
Trade Name	Nippon Mining & Metals Co., Ltd.
Date of Establishment	April 7, 1981
Head Office	10-1, Toranomon 2-chome, Minato-ku, Tokyo
Representative	Masanori Okada, President and Chief Executive Officer
Paid-in Capital	¥24,500 million
Principal Business	Production and sale of non-ferrous metal products and processed electronic materials products
Major Shareholder (as of Sep. 30, 2009)	Nippon Mining Holdings, Inc. (100.0%)
Number of Employees (as of Sep. 30, 2009)	1,231
Fiscal Year End	March
Net Assets (as of Mar. 31, 2009)	¥104,800 million (non-consolidated)
Total Assets (as of Mar. 31, 2009)	¥298,300 million (non-consolidated)
Net Sales (Year ended Mar. 31, 2009)	¥187,800 million (non-consolidated)
Ordinary Income (Year ended Mar. 31, 2009)	(¥5,300 million) (non-consolidated)

Filings with the U.S. Securities and Exchange Commission
Nippon Oil Corporation and Nippon Mining Holdings, Inc. may file a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the proposed joint share transfer. The Form F-4 (if filed) will contain a prospectus and other documents. The Form F-4 (if filed) and prospectus, as they may be amended from time to time, will contain important information about Nippon Oil Corporation and Nippon Mining Holdings, Inc., the joint share transfer and related matters including the terms and conditions of the transaction. U.S. shareholders of Nippon Oil Corporation and Nippon Mining Holdings, Inc. are urged to read the Form F-4, the prospectus and the other documents, as they may be amended from time to time, that may be filed with the SEC in connection with the joint share transfer carefully before they make any decision at the shareholders meeting with respect to the joint share transfer. The Form F-4 (if filed), the prospectus and all other documents filed with the SEC in connection with the joint share transfer will be available when filed, free of charge, on the SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the SEC in connection with the joint share transfer will be made available to shareholders, free of charge, by faxing a request to Nippon Oil Corporation at +81-3-3502-9860 or Nippon Mining Holdings, Inc. at +81-3-5573-5139.

Cautionary Statement Regarding Forward-Looking Statements
This announcement contains certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes’, ‘expects’, ‘anticipates’, ‘projects’, ‘intends’, ‘should’, ‘seeks’, ‘estimates’, future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors including but not limited to: (1) macroeconomic condition and general industry conditions such as the competitive environment for companies in energy, resources and materials industries; (2) regulatory and litigation matters and risks; (3) legislative developments; (4) changes in tax and other laws and the effect of changes in general economic conditions; (5) the risk that a condition to closing of the transaction may not be satisfied; (6) the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated; and (7) other risks to consummation of the transaction.